UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 10)1

NN, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

629337106

(CUSIP Number)

CHRISTOPHER S. KIPER

LEGION PARTNERS ASSET MANAGEMENT, LLC

12121 Wilshire Blvd, Suite 1240

Los Angeles, CA 90025

(424) 253-1773

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 24, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629337106

1	NAME OF REPORTING PERSON

Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,181,582
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,181,582
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,181,582*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%
14	TYPE OF REPORTING PERSON

PN

* Includes 214,095 Shares underlying certain Warrants beneficially owned by Legion Partners, L.P. I.

2

CUSIP No. 629337106

1	NAME OF REPORTING PERSON

Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		313,392
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

313,392
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

313,392*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

* Includes 10,905 Shares underlying certain Warrants beneficially owned by Legion Partners, L.P. II.

3

CUSIP No. 629337106

1	NAME OF REPORTING PERSON

Legion Partners Special Opportunities, L.P. XI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		877,277
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

877,277
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

877,277
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 629337106

1	NAME OF REPORTING PERSON

Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,372,251
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,372,251
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,372,251*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%
14	TYPE OF REPORTING PERSON

OO

* Includes (i) 214,095 Shares underlying certain Warrants beneficially owned by Legion Partners, L.P. I and (ii) 10,905 Shares underlying certain Warrants beneficially owned by Legion Partners, L.P. II.

5

CUSIP No. 629337106

1	NAME OF REPORTING PERSON

Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,372,251
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,372,251
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,372,251*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%
14	TYPE OF REPORTING PERSON

IA

* Includes (i) 214,095 Shares underlying certain Warrants beneficially owned by Legion Partners, L.P. I and (ii) 10,905 Shares underlying certain Warrants beneficially owned by Legion Partners, L.P. II.

6

CUSIP No. 629337106

1	NAME OF REPORTING PERSON

Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,372,551
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,372,551
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,372,551*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%
14	TYPE OF REPORTING PERSON

OO

* Includes (i) 214,095 Shares underlying certain Warrants beneficially owned by Legion Partners, L.P. I and (ii) 10,905 Shares underlying certain Warrants beneficially owned by Legion Partners, L.P. II.

7

CUSIP No. 629337106

1	NAME OF REPORTING PERSON

Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,372,551
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,372,551
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,372,551*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%
14	TYPE OF REPORTING PERSON

IN

* Includes (i) 214,095 Shares underlying certain Warrants beneficially owned by Legion Partners, L.P. I and (ii) 10,905 Shares underlying certain Warrants beneficially owned by Legion Partners, L.P. II.

8

CUSIP No. 629337106

1	NAME OF REPORTING PERSON

Raymond White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,372,551
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,372,551
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,372,551*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%
14	TYPE OF REPORTING PERSON

IN

* Includes (i) 214,095 Shares underlying certain Warrants beneficially owned by Legion Partners, L.P. I and (ii) 10,905 Shares underlying certain Warrants beneficially owned by Legion Partners, L.P. II.

9

CUSIP No. 629337106

The following constitutes Amendment No. 10 to the Schedule 13D filed by the undersigned (the “Amendment No. 10”). This Amendment No. 10 amends and restates the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

The Shares purchased by each of Legion Partners I, Legion Partners II and Legion Partners XI were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted herein or in Schedule A, which is incorporated herein by reference.

The aggregate purchase price of the 2,967,487 Shares owned directly by Legion Partners I is approximately $30,980,902, including brokerage commissions. The aggregate purchase price of the 214,095 Shares underlying certain Warrants owned directly by Legion Partners I is approximately $155,283, including brokerage commissions. The aggregate purchase price of the 302,487 Shares owned directly by Legion Partners II is approximately $1,193,393, including brokerage commissions. The aggregate purchase price of the 10,905 Shares underlying certain Warrants owned directly by Legion Partners II is approximately $7,909, including brokerage commissions. The aggregate purchase price of the 877,277 Shares owned directly by Legion Partners XI is approximately $7,835,826, including brokerage commissions. The aggregate purchase price of the 300 Shares owned directly by Legion Partners Holdings is approximately $2,568, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated in their entirety as follows:

The aggregate percentage of Shares reported owned by each person named herein is based on a denominator that is the sum of: (i) 45,653,704 Shares outstanding as of April 24, 2023, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2023 and (ii) 225,000 Shares underlying the Warrants.

A.	Legion Partners I
(a)	As of the close of business on May 26, 2023, Legion Partners I beneficially owned directly 3,181,582 Shares, including 214,095 Shares underlying certain Warrants.

Percentage: Approximately 6.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,181,582
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,181,582

(c)	Legion Partners I has not entered into any transactions in the securities of the Issuer during the past sixty days.
B.	Legion Partners II
(a)	As of the close of business on May 26, 2023, Legion Partners II beneficially owned directly 313,392 Shares, including 10,905 Shares underlying certain Warrants.

10

CUSIP No. 629337106

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 313,392
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 313,392

(c)	Legion Partners II has not entered into any transactions in the securities of the Issuer during the past sixty days.
C.	Legion Partners XI
(a)	As of the close of business on May 26, 2023, Legion Partners XI beneficially owned directly 877,277 Shares.

Percentage: Approximately 1.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 877,277
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 877,277

(c)	Legion Partners XI has not entered into any transactions in the securities of the Issuer during the past sixty days.
D.	Legion Partners, LLC
(a)	As the general partner of each of Legion Partners I, Legion Partners II and Legion Partners XI, Legion Partners, LLC may be deemed the beneficial owner of the (i) 3,181,582 Shares beneficially owned directly by Legion Partners I, (ii) 313,392 Shares beneficially owned directly by Legion Partners II and (iii) 877,277 Shares beneficially owned directly by Legion Partners XI.

Percentage: Approximately 9.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,372,251
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,372,251

(c)	Legion Partners, LLC has not entered into any transactions in the securities of the Issuer during the past sixty days.
E.	Legion Partners Asset Management
(a)	As the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners XI, Legion Partners Asset Management may be deemed the beneficial owner of the (i) 3,181,582 Shares beneficially owned directly by Legion Partners I, (ii) 313,392 Shares beneficially owned directly by Legion Partners II and (iii) 877,277 Shares beneficially owned directly by Legion Partners XI.

11

CUSIP No. 629337106

Percentage: Approximately 9.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,372,251
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,372,251

(c)	Legion Partners Asset Management has not entered into any transactions in the securities of the Issuer during the past sixty days.
F.	Legion Partners Holdings
(a)	As of the close of business on May 26, 2023, Legion Partners Holdings beneficially owned directly 300 Shares. In addition, as the sole member of Legion Partners Asset Management and the sole member of Legion Partners, LLC, Legion Partners Holdings may be deemed the beneficial owner of the (i) 3,181,582 Shares beneficially owned directly by Legion Partners I, (ii) 313,392 Shares beneficially owned directly by Legion Partners II and (iii) 877,277 Shares beneficially owned directly by Legion Partners XI.

Percentage: Approximately 9.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,372,551
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,372,551

(c)	Legion Partners Holdings has not entered into any transactions in the securities of the Issuer during the past sixty days.
G.	Messrs. Kiper and White
(a)	Each of Messrs. Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 3,181,582 Shares beneficially owned directly by Legion Partners I, (ii) 313,392 Shares beneficially owned directly by Legion Partners II, (iii) 877,277 Shares beneficially owned directly by Legion Partners XI and (iv) 300 Shares beneficially owned directly by Legion Partners Holdings.

Percentage: Approximately 9.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,372,551
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,372,551

(c)	Neither Mr. Kiper nor Mr. White has entered into any transactions in the securities of the Issuer during the past sixty days.

12

CUSIP No. 629337106

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Legion Partners I has entered into certain cash-settled total return swap agreements with Normura Global Financial Products Inc. (“Nomura”) as the counterparty (the “Swap Agreements”). The swaps with Nomura constitute economic exposure to an aggregate of 2,757,857 notional Shares, representing approximately 6.0% of the outstanding Shares, which swaps have a maturity date of January 30, 2025 and a weighted average reference price of $2.98531 per Share. The Swap Agreements provide Legion Partners I with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Swap Agreements. The Reporting Persons disclaim beneficial ownership of the Shares that are the subject of the Swap Agreements.

Legion Partners II has entered into certain Swap Agreements with Nomura. The swaps with Nomura constitute economic exposure to an aggregate of 246,975 notional Shares, representing less than 1% of the outstanding Shares, which swaps have a maturity date of January 30, 2025 and a weighted average reference price of $2.93272 per Share. The Swap Agreements provide Legion Partners II with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Swap Agreements. The Reporting Persons disclaim beneficial ownership of the Shares that are the subject of the Swap Agreements.

1 The reference price reported for these swaps is a weighted average price. These swaps were entered into at reference prices ranging from $1.6778 to $4.2624 per Share, including brokerage commissions. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the Staff of the Securities and Exchange Commission, upon request, full information regarding the number of notional shares at each separate reference price for each swap within the range set forth in this footnote 1.

2 The reference price reported for these swaps is a weighted average price. These swaps were entered into at reference prices ranging from $1.6778 to $4.2624 per Share, including brokerage commissions. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the Staff of the Securities and Exchange Commission, upon request, full information regarding the number of notional shares at each separate reference price for each swap within the range set forth in this footnote 2.

13

CUSIP No. 629337106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2023

Legion Partners, L.P. I

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, L.P. II

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Special Opportunities, L.P. XI

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, LLC

By:	Legion Partners Holdings, LLC
Managing Member

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

Legion Partners Asset Management, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

14

CUSIP No. 629337106

Legion Partners Holdings, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Raymond White
Raymond White